Via EDGAR Mr. Russell Mancuso Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	Easterly Acquisition Corp.
Amendment No. 4 to Registration Statement on Form 5-1
Filed July 15, 2015
File No. 333-203975

Dear Mr. Mancuso:

Set forth below are the responses of Easterly Acquisition Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated July 21, 2015, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated July 21, 2015, as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement filed on July 15, 2015.

Mr. Russell Mancuso

July 22, 2015

Conflicts of Interest, page 23

1.	Please reconcile the statement in the first sentence of this section that your directors do not have pre-existing duties that prevent them from presenting otherwise suitable target businesses with your disclosure added on page 97 regarding the boards on which your director serves.

We respectfully advise the Staff that the statement regarding conflicts of interest with respect to our directors having pre-existing duties is a correct statement. Pursuant to Comment 2 below, we have revised the disclosure on page 97 to make it clear that our independent director, Mr. Hauslein, has been previously involved with other special purpose acquisition companies but he no longer serves on the board or holds a management position for any such companies. We also do not believe any of his current director positions present a conflict with us. Given this, we believe the additional disclosure makes this clear and no further changes are required to the statement on page 23.

Management, page 96

2.	Please provide Mr. Hauslein's business experience for the past five years in accordance with Item 401(e) of Regulation S-K, including the principal business of the named employers; it is unclear whether Mr. Hauslein has been managing director of Hauslein & Company, Inc. for the past five years. In this regard, please tell us (1) which companies that you name in this section were — similar to the registrant — blank check companies that raised funds in a public offering to engage in a business combination and (2) whether each such company completed a business combination, liquidated, or changed its intentions from those disclosed in its IPO prospectus. Also provide your analysis of why you believe this information is not required to be disclosed in your prospectus.

We have complied and revised our disclosure on page 97.

Exhibit 1.1

3.	Exhibit A appears to be missing from this exhibit. Please file the complete agreement.

We respectfully advise the Staff that the page labeled Exhibit A in the Underwriting Agreement (Exhibit 1.1) was included in error. We have updated the Underwriting Agreement accordingly and refiled for your review.

Mr. Russell Mancuso

July 22, 2015

Exhibit 4.4

4.	Please tell us why this exhibit no longer reflects the changes mentioned in responses 14 and 17 of your letter to us dated July 2, 2015.

We respectfully advise the Staff that this was a printer error. The printer accidentally used the first Warrant Agreement exhibit we filed to mark the changes we had made to the July 15 filing as opposed to marking the additional changes on the Warrant Agreement exhibit that we filed on July 2. As a result of this error, none of our changes from the Warrant Agreement filed on July 2 were included in the Warrant Agreement that we filed on July 15.  We apologize for any inconvenience. We have refiled Exhibit 4.4 to reflect the cumulative changes made to the Warrant Agreement previously filed on July 2 with Amendment No. 3 to the Registration Statement and the Warrant Agreement previously filed on July 15 with Amendment No. 4 to the Registration Statement.

Sincerely,
/s/ Gregg A. Noel
Gregg A. Noel

cc:	Avshalom Kalichstein
Chief Executive Officer
Easterly Acquisition Corp